					Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Fiscal Year
(dollars in thousands)	July. 2, 2016(2)	June 27, 2015	June 28, 2014	June 29, 2013	June 30, 2012

Earnings before income taxes	$1,433,007	$1,008,147	$1,475,624	$1,547,455	$1,784,002
Add: Fixed charges	339,358	281,756	147,922	153,840	154,965
Subtract: Capitalized interest	2,032	866	1,097	4,242	20,816
Total	$1,770,333	$1,289,037	$1,622,449	$1,697,053	$1,918,151

Fixed Charges:
Interest expense	$306,146	$254,807	$123,741	$128,495	$113,396
Capitalized interest	2,032	866	1,097	4,242	20,816
Rent expense interest factor	31,180	26,083	23,084	21,103	20,753
Total	$339,358	$281,756	$147,922	$153,840	$154,965

Ratio of earnings to fixed charges (1)	5.2	4.6	11.0	11.0	12.4

(1)
    For the purpose of calculating this ratio, “earnings” consist of earnings before income taxes and fixed charges (exclusive of interest capitalized). “Fixed charges” consist of interest expense, capitalized interest and the estimated interest portion of rents.
(2)
    The fiscal year ended July 2, 2016 was a 53-week year.